 Filed Pursuant to Rule 253(g)(2)

File No. 024-11864

SUPPLEMENT NO. 5 DATED April 26, 2023

OFFERING CIRCULAR DATED May 10, 2022

ALLY ROBOTICS, INC.

The purpose of this supplement is to:

Announce that, pursuant to the Company’s right to extend the offering as announced in the supplement dated March 28, 2023, the Company’s intention to extend the offering described in the Offering Circular until May 5, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to close the offering for its Common Stock described in the Offering Circular for new investments after May 5, 2023 (the "Termination Date"). As of the Termination Date, no further subscriptions will be accepted. Investors that have initiated the investment process as described under "Plan of Distribution" will be given the opportunity to complete investments subsequent to the Termination Date, and completed investments will be processed as promptly as possible. None of the terms of the offering have been changed. The Company retains the right to extend offering beyond the Termination Date, in its sole discretion.